FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an update with respect to the effect of recent developments in the international drybulk shipping industry on the Company’s business.  Attached hereto as Exhibit 2 is Management's Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited consolidated financial statements and related information and data of DryShips Inc. (the “Company”) as of and for the period ended September 30, 2008.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 (the “Registration Statement”).

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•   future operating or financial results;

•   statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•   statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;

•   our ability to obtain additional financing;

•   expectations regarding the availability of vessel acquisitions; and

•   anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this document.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, banks not providing trade finance for cargoes shipped by sea, banks not providing finance for newbuildings for sale or purchase, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

Exhibit 1

The Effect of Recent Developments in the International
Drybulk Shipping Industry on Our Business

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, has fallen over 90% from May 2008 through October 2008 and over 70% in October 2008 alone.  The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

The general decline in the drybulk carrier charter market has resulted in lower charter rates for some of our vessels exposed to the spot market and our time charters linked to the BDI.  Specifically, we have 15 vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates, seven newbuilding drybulk carriers that we expect will operate on spot charters when delivered in 2008 to 2009, as well four vessels on time charter at rates that adjust with the BDI until July 1, 2009.  The vessels on time charter that fluctuate with the BDI are the Alameda and three Capesize drybulk carriers that we have agreed to acquire, the Fernantina, the Pompano and the Ventura.  Our spot charters will expire within the next 60 to 90 days. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well.

Please see the fleet table below, which reflects information on our fleet development and employment as of October 30, 2008.  Drybulk charter rates have deteriorated significantly from the rates set forth as of October 17, 2008 contained in Post-Effective Amendment No. 1 to our Registration Statement on Form F-3, filed on October 20, 2008, or Amendment No. 1.

Fleet Employment Data

	Year			Current	Gross rate	Redelivery
	Built	DWT	Type	employment	per day	Earliest	Latest
Period Employment

Capesize:
Brisbane	1995	151,066	Capesize	T/C	$57,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000	Dec-11	Apr-12
Morgiana	1998	186,001	Capesize	T/C*	$67,500	Oct-12	Dec-12
Fernantina	2006	174,315	Capesize	T/C**	$13,070	Apr-14	Jun-14
Pompano	2006	174,219	Capesize	T/C**	$13,070	Mar-14	May-14
Ventura	2006	174,315	Capesize	T/C**	$13,070	Apr-14	Jun-14
N/B-Hull No: 1128	Q4 2008	177,000	Capesize	T/C	$60,000	Oct-18	Feb-19
N/B-Hull No: 1106	Q4 2009	177,926	Capesize	T/C	$56,000	Oct-14	Dec-14

Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-12	Aug-12

Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-13	Sep-13
Sidari	2007	7,5204	Panamax	T/C	$43,750	Jun-12	Aug 12
Petani	2008	75,226	Panamax	T/C	$43,750	Jun-12	Aug-12
Heinrich Oldendorff	2001	73,931	Panamax	BB****	$7,036	Mar-09	Jun-09

Supramax:
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Oct-11	Jun-12
VOC Galaxy	2002	51,201	Supramax	BB	$20,250	Sept-10	Feb-11

Spot Vessels

Capesize :
Alameda	2001	170,269	Capesize	Spot	***
N/B-Hull No: 1119	Q3 2010	177,926	Capesize	Spot	N/A
N/B-Hull No: 1129	Q2 2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 1154	Q2 2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 1155	Q2 2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 2089	Q2 2009	180,000	Capesize	Spot	N/A

Panamax:
Conquistador	2001	75,607	Panamax	Spot	***
Coronado	2000	75,706	Panamax	Spot	***
Iguana	1996	70,349	Panamax	Spot	***
La Jolla	1997	72,126	Panamax	Spot	***	Sold
Lacerta	1994	71,862	Panamax	Spot	***	Sold
Maganari	2001	75,941	Panamax	Spot	***
Ocean Crystal	1999	73,688	Panamax	Spot	***
Oregon	2002	74,204	Panamax	Spot	***
Paragon	1995	71,259	Panamax	Spot	***	Sold
Primera	1998	72,495	Panamax	Spot	***
Sonoma	2001	74,786	Panamax	Baumarine	***
Sorrento	2004	76,633	Panamax	Spot	***
Toro	1995	73,034	Panamax	Baumarine	***	Sold
Marbella	2000	72,561	Panamax	Spot	***

New Buildings
N/B-Hull No: SS058	Q2 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: SS059	Q3 2010	82,100	Panamax	Spot	N/A
N/B-Hull No: 1518A	Q3 2009	75,000	Panamax	Spot	N/A
N/B-Hull No: 1519A	Q4 2010	75,000	Panamax	Spot	N/A
N/B-Hull No: 1568	Q4 2008	75,000	Panamax	Spot	N/A
N/B-Hull No: 1569	Q2 2009	75,000	Panamax	Spot	N/A

Rigs
Leiv Eiriksson	2001	Fifth-generation semi- submersible drilling unit		Contract with Shell U.K Limited, A/S Norske Shell and Shell E&P Ireland for a two-year term at day rates ranging between $475,000 and $510,000
Eirik Raude	2002	Fifth-generation semi- submersible drilling unit		Contract with Tullow Oil PLC for a three-year term at a day rate of $635,000

N/B Drillships
N/B-Hull No: 1837	Q4 2010	UDW Drillship
N/B-Hull No: 1838	Q1 2011	UDW Drillship
N/B-Hull No: 1865	Q3 2011	UDW Drillship
N/B-Hull No: 1866	Q3 2011	UDW Drillship

*  Staggered at a gross daily rate of $122,500, $95,000, $55,000, $35,000 and $30,000 for years one through five respectively.  $67,500 reflects the average over the five year term.  The Morgiana is currently in its first year under the charter party, and the second year is to commence on November 11, 2008.
**    Linked to BDI until June 30, 2009.
***  For spot vessels, we have calculated an average TCE rate of $28,000 per day for October 2008.
**** The gross rate per day is 100% of the average of the TC routes of the Baltic Panamax Index (PM4TC)

1. For vessels trading in the Baumarine pool the TCE rate is the pool's estimate for earnings in the month of September.
2. For vessels trading in the spot market or in the Baumarine pool, the quoted rates are not indications of future earnings and the company gives no assurance or guarantee of future rates.
3. The MV Heinrich Oldendorff, MV Clipper Gemini, MV VOC Galaxy are employed under a bareboat charter.

Recent developments in the drybulk charter market and credit markets have also resulted in additional risks.  You should consider carefully the risks set forth below, as well as those incorporated by reference from the Company’s Annual Report on Form 20-F filed on March 31, 2008 into our Registration Statement on Form F-3 filed on October 5, 2007, and as amended by Amendment No. 1 filed on October 20, 2008, and those under the heading “Risk Factors” in any prospectus supplement, before investing in our securities. The occurrence of one or more of these risk factors would adversely affect our results of operations or financial condition.

Proposed Common Stock Issuance

We expect to commence sales of up to 25 million of our common shares shortly.  The proceeds of those sales will be used for working capital, capital expenditures, repayment of indebtedness, for general corporate purposes, and, as needed, to enhance our liquidity and to assist us in complying with our loan covenants and to make vessel acquisitions if market conditions warrant. We cannot be assured what number of shares we will be able to sell or whether the proceeds will be sufficient to satisfy the capital and operating needs of the business or enable us to comply with our loan covenants, given the decline in charter rates in the drybulk market.  If the current conditions continue in the drybulk market, we may be unable to raise additional equity capital or debt financing upon acceptable terms or at all.

Our Loan Agreement Covenants

Our loan agreements contain various financial covenants that require us to, among other things:

•
maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 125% to 200%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral to cover the amount of the shortfall;

•
maintain a minimum equity ratio ranging from 0.20 to 0.40, which is generally the ratio of adjusted shareholders’ equity (including the fair value of our assets such as our vessels) to the aggregate of our total interest bearing liabilities and adjusted shareholders’ equity.  Adjusted shareholders’ equity is our shareholders’ equity adjusted to reflect the difference between the market value and book value of our vessels or other assets;

•	maintain a minimum net worth (which is the equivalent of adjusted shareholders’ equity) ranging from $180 million to $1 billion;
•	maintain free liquidity, also known as available cash, ranging from $20 million to $100 million;

•	restrict our dividend policy so that we do not declare or pay dividends in excess of 50% of our net income for a particular financial year;
•	maintain minimum charter coverage ranging from 0% to 25% for 2009 and 35% in all subsequent years;
•
maintain an interest coverage ratio, generally meaning the ratio of the last-twelve-month (LTM) trailing EBITDA excluding non-cash items over LTM trailing net interest expense (i.e. the sum of interest expense, and commitment and other fees minus interest income) not lower than 3:1; and

•	maintain a net debt to EBITDA ratio, which is the ratio of net debt (total debt less total cash) over LTM trailing EBITDA excluding non-cash items, not exceeding 6:1.

          If we violate covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our assets, such as our vessels, we may be at risk of default under our loan agreements.  If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest.  If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.

Many of our subsidiaries have also entered loan agreements containing financial covenants similar to those described above.  Violation of those covenants could also result in default and allow a lender the option of accelerating its loan which would require our subsidiary to immediately pay the amount due including accrued interest or face foreclosure and loss of its vessel.  Their lender could require them to immediately provide cash collateral in a blocked deposit account which would cover their maximum contingent liability. We are the parent of these subsidiaries and guarantee certain of their loans, and this may obligate us to be responsible if our subsidiaries are unable to pay the amounts due.

We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. The current declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking  statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in our Annual Report on Form 20-F filed with the Securities and Exchange  Commission on March 31, 2008, Amendment No. 1 to our Registration Statement on Form F-3, filed on October 20, 2008, our Prospectus Supplement filed on October 21, 2008 and elsewhere in this Report on Form 6-K.

Results of Operations

Nine-month period ended September 30, 2008, compared to the nine-month period ended September 30, 2007

Following our acquisition of Ocean Rig, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rigs segment.

For the Drybulk Carrier segment, Voyage revenues increased by $381.8 million, or 109.3%, to $731.0 million in the nine-month period ended September 30, 2008, compared to $349.2 million in the nine-month period ended September 30, 2007. The increase is attributable to the substantially increased hire rates we earned over this period as a result of charter rates contracted for during the second quarter of 2008, and the increase in the average number of vessels operated from 32.8 during the nine-month period ended September 30, 2007 to 38.6 during the nine-month period ended September 30, 2008. Beginning at the end of the second quarter, drybulk rates began to steadily decline and are expected to continue to decline into the fourth quarter of 2008.

Revenue from drilling contracts amounted to $131.9 million for the nine-month period ended September 30, 2008. We did not earn any revenues from drilling contracts in the nine-month period ended September 30, 2007.

For the Drybulk Carrier, segment Voyage expenses (including gains from sale of bunkers) increased by $18.1 million, or 83.0%, to $39.9 million for the nine-month period ended September 30, 2008, compared to $21.8 million for the nine-month period ended September 30, 2007.  The increase is mainly attributable to the increase in commissions due to increased voyage revenues. The Drilling Rigs segment did not have any Voyage expenses for the nine-month period ended September 30, 2008.

For the Drybulk Carrier segment, Vessel operating expenses increased to $57.3 million, or 25.9%, during the nine-month period ended September 30, 2008 compared to $45.5 million for the nine-month period ended September 30, 2007. The increase is attributable to the increase in the number of vessels operated from an average of 32.8 vessels during the nine-month period ended September 30, 2007 to 38.6 vessels during the nine-month period ended September 30, 2008. For the Drilling Rigs segment, Drilling rigs operating expenses amounted to $52.1 million during the nine-month period ended September 30, 2008.

For the Drybulk Carrier segment, Gain on sale of vessels increased by $119.8 million, to $226.0 million for the nine-month period ended September 30, 2008, compared to $106.2 million for the nine-month period ended September 30, 2007.  During the nine-month period ended September 30, 2008, we disposed of six vessels (Matira, Menorca, Lanzarote, Netadola, Waikiki and Solana) compared to ten vessels (Panormos, Striggla, Daytona, Delray, Estepona, Shibumi, Hille Oldendorff, Alona, Mostoles and Lanikai) in the corresponding period in 2007.

Depreciation increased by $54.1 million, or 99.8%, to $108.3 million for the nine-month period ended September 30, 2008, compared to $54.2 million for the nine-month period ended September 30, 2007. Of this increase, $26.1 million relates to the Drybulk Carrier segment and $28.0 million relates to the Drilling Rigs segment. The increase from the Drybulk Carrier segment is due to the increase in the number of vessels operated from an average of 32.8 vessels for the nine-month period ended September 30, 2007 to 38.6 vessels for the nine-month period ended September 30, 2008, and the fact that we renewed our fleet with younger and costly vessels.  The increase from the Drilling Rigs segment is attributable to the depreciation on the two drilling rigs for the nine-month period ended September 30, 2008. No drilling rigs were operated during the nine-month period ended September 30, 2007.

Management fees – related party for vessels in the Drybulk Carrier segment increased by $4.4 million, or 62.0%, to $11.5 million in the nine-month period ended September 30, 2008 compared to $7.1 million in the nine-month period ended September 30, 2007. The increase is due to the increase in the number of vessels operated from an average of 32.8 vessels for the nine-month period ended September 30, 2007 to 38.6 vessels for the nine-month period ended September 30, 2008 and a corresponding increase in calendar days from 8,965 in the nine-month period ended September 30, 2007 to 10,567 days in the nine-month period ended September 30, 2008 due to the growth of the fleet.

For the Drybulk Carrier segment, General and administrative expenses and General and administrative expenses – related parties increased by $22.9 million, or 331.9%, to $29.8 million in the nine month  period ended September 30, 2008 compared to $6.9 million for the nine month  period ended September 30, 2007.  The increase is mainly due to amortization of non-cash stock based compensation in the amount of $22.1 million for shares we issued to Fabiana Services S.A. as described on pages F-9 and F-17 herein, the increase in the number of fleet calendar days from 8,965 for the nine month  period ended September 30, 2007 to 10,567 for the nine month  period ended September 30, 2008, due to the growth of the fleet, and the significant increase in the exchange rate between the US Dollar and the Euro. For the Drilling Rigs segment, General and administrative expenses amounted to $11.8 million for the nine month  period ended September 30, 2008.

For the Drybulk Carrier segment, Interest and finance costs increased by $16.0 million, or 42.6%, to $53.6 million for the nine-month period ended September 30, 2008, compared to $37.6 million for the nine-month period ended September 30, 2007. The increase resulted primarily from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the nine-month period ended September 30, 2008 compared to the nine-month period ended September 30, 2007 and increased interest rates in 2008.

For the Drilling Rigs segment, Interest and finance costs amounted to $19.8 million for the nine-month period ended September 30, 2008.

For the Drybulk Carrier segment, Interest income increased by $4.2 million, or 155.6%, to $6.9 million for the nine-month period ended September 30, 2008, compared to $2.7 million for the nine-month period ended September 30, 2007, due primarily to increased liquidity and interest rates in 2008. For the Drilling Rigs segment, Interest income amounted to $0.5 million for the nine-month period ended September 30, 2008.

For the Drybulk Carrier segment, Other, net increased by $29.6 million, or 2,466.7%, to a loss of $30.8 million for the nine-month period ended September 30, 2008 compared to $1.2 million for the nine-month period ended September 30, 2007.  The increased loss is mainly due to the loss resulting from the valuation of the interest rate swaps at September 30, 2008 amounting to $30.9 million. The Drilling Rigs segment did not have any Other, net income/expenses.

Equity in loss of investees amounted to $6.9 million in the nine-month period ended September 30, 2008. This represents the amount of income that is attributable to the shareholding of DryShips Inc. prior to obtaining control of Ocean Rig for the period from December 21, 2007 to May 14, 2008. There was no such loss for the nine-month period ended September 30, 2007.

Minority interest amounted to an expense of $16.8 million in the nine-month period ended September 30, 2008. This represents the amount of consolidated income that is not attributable to the shareholding of DryShips Inc. There is no such expense for the nine-month period ended September 30, 2007.

Cash Flow

Our cash and cash equivalents increased to $329.0 million as of September 30, 2008, compared to $111.1 million as of December 31, 2007 primarily due to increased cash provided by operating and financing activities. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $180.8 million as of September 30, 2008 compared to a working capital deficit of $86.3 million as of December 31, 2007.  The deficit increase is due to the large increase in the current portion of long term debt coupled with the prolonged and continuing deterioration of the drybulk charter market.

If our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates, which will negatively affect our earnings, liquidity and capital position, and our ability to make timely payments on our newbuildings and to meet our debt repayment obligations.

Net Cash Provided By Operating Activities

Net Cash provided by Operating Activities increased by $362.8 million, or 165.3%, to $582.3 million for the nine-month period ended September 30, 2008 compared to $219.5 million for the nine-month period ended September 30, 2007. This increase is primarily due to the increased time charter rates we earned during the nine-month period ended September 30, 2008 and the enlargement of our fleet. We expect our net cash provided by operating activities to decline as a result of the recent severe decline in drybulk charter market rates.

Net Cash Used In Investing Activities

Net Cash used in Investing Activities was $1.7 billion for the nine-month period ended September 30, 2008, consisting of $961.5 million paid to acquire Ocean Rig, $742.8 million in payments for vessel acquisitions, $64.7 million in advances for vessel acquisitions and vessels under construction, $8.1 million in payments for rig improvements, $202.0 million in advances for drillships under construction partly offset by an amount of $397.5 million representing the net proceeds received from the sale of the vessels Matira, Menorca, Netadola, Lanzarotte, Waikiki and Solana during the nine-month period ended September 30, 2008. Net cash used in investing activities also includes an increase of $99.3 million in restricted cash due to changes in the loan agreements.

Net Cash used in Investing Activities was $285.9 million for the nine-month period ended September 30, 2007 consisting of $98.0 million in advances for vessel acquisitions and $478.1 million of payments for the acquisition of vessels.  This was partly offset by the proceeds we received of $290.3 million from the sale of vessels during the period.

Net Cash Provided by/ Used In Financing Activities

Net Cash provided by Financing Activities was $1.3 billion for the nine-month period ended September 30, 2008, consisting mainly of $2.5 billion drawdown under long term facilities and $454.2 million from net proceeds from the issuance of common stock, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $1.6 billion and $24.5 million of cash dividends paid to stockholders.

Net Cash provided by Financing Activities was $111.8 million for the nine-month period ended September 30, 2007, consisting mainly of $393.2 million drawdown under short and long term loan facilities, partly offset by payments of loans in the aggregate amount of $257.3 million and $21.3  million of cash dividends paid to stockholders.

Capitalization

On September 30, 2008, the ratio of debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 57.6% and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 53.3%.  This includes the $800.0 million debt assumed as a result of the acquisition of Ocean Rig ASA.

If the spin off occurs but we retain the $800.0 million debt assumed as a result of the acquisition of Ocean Rig ASA, and (i) we issue the 19,431,840 shares of our common stock with respect to the nine Capesize vessels we have agreed to acquire (amounting to proceeds of $581.0 million) and (ii) we assume the related debt of $217.7 million, our pro forma ratio of debt to total capitalization (debt, net of deferred financing fees and stockholders equity) would be 53.3% and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) would be 49.3%.

If (i) the spin off of Primelead Shareholders Inc. does not occur and we draw down fully the credit facility related to Hulls 1865 and 1866, and (ii) we issue the 19,431,840 shares of our common stock with respect to the nine Capesize vessels we have agreed to acquire (amounting to proceeds of $581.0 million) and we assume the related debt of $217.7 million, our pro forma ratio of debt to total capitalization (debt, net of deferred financing fees and stockholders equity) would be 60.9% and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) would be 58.1%. If the spin-off does not occur, we anticipate that we will not close our acquisitions of Hulls 1837 and 1838. Therefore, yard and loan commitments totaling $1.1 billion and $252.3 million, respectively, would not be assumed by us should the spin off not occur.

As of September 30, 2008, we had total cash and cash equivalents, including restricted cash, of $456.4 million. We expect our cash flow from operations and overall cash position to be negatively impacted by the recent severe decline in drybulk charter market rates.

Financing activities

Long-term debt

On January 29, 2008, we drew down the amount of $48.7 million under a credit facility for up to $101.2 million concluded in December 2007 in order to partly finance the acquisition cost of the vessels Saldanha and Avoca. The loan bears interest at LIBOR plus a margin and is repayable in 28 quarterly installments through January 2015.

On February 27, 2008, we concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of our vessels and obtained the lenders’ consent for the release of certain of our vessels from the related security obligations. During April, 2008, we drew down $49.4 million to partly finance the acquisition of the vessel Conquistador.

On March 13, 2008, we concluded a loan agreement of up to $130.0 million in order to obtain additional liquidity. The vessels Lacerta, Menorca, Toro and Paragon were released from the related security obligations under the previous loan and were provided as security for this new loan facility. On September 27, 2008, the vessel Menorca was sold and its loan balance outstanding at such date was fully repaid. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through March 2015.

On March 18, 2008, we launched a tender offer for the outstanding bonds in the aggregate amount of $150.0 million issued by our subsidiary, Ocean Rig. On April 17, 2008, we completed the tender offer and incurred additional secured bank lending of $171.0 million, which was due on September 30, 2008. As set forth below, this loan was repaid on September 30, 2008, with the proceeds of our new credit facility.

On May 5, 2008, we concluded a loan agreement of up to $90.0 million in order to partly finance the acquisition cost of the vessel Mystic. The loan bears interest at LIBOR plus a margin and is repayable in 14 semi-annual installments, plus a balloon payment of $27.0 million, through December 2015.

On May 9, 2008, we concluded a guarantee facility of NOK 5.0 billion (approximately $974.5 million) and a term loan of $800.0 million in order to guarantee the purchase price of the Ocean Rig shares to be acquired through the mandatory offering discussed in Note 10 to our unaudited interim condensed consolidated financial statements for the period ended September 30, 2008 included in this report, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt. The term loan is repayable in four quarterly installments of $75.0 million followed by four quarterly installments of $50.0 million plus a balloon payment of $300.0 million payable together with the last installment on May 12, 2010. As of September 30, 2008, we drew down the total amount of $800.0 million.

On May 13, 2008, we concluded a loan agreement of up to $125.0 million in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in 32 quarterly installments, plus a balloon payment of $19.0 million, through June 2016.

On June 20, 2008, we concluded a loan agreement of up to $103.2 million in order to partly finance the acquisition cost of the vessel Sorrento and partly refinance part of the acquisition cost of the vessel Iguana. During the nine-month period ended September 30, 2008, we drew down an amount of $32.5 million to refinance part of the acquisition cost of the vessel Iguana and an amount of $51.6 million to partly finance the acquisiton cost of the vessel Sorrento. The loan bears interest at LIBOR plus a margin and is repayable in thirty two quarterly installments through July 2016.

On July 9, 2008, our subsidiary, Ocean Rig, entered into an addendum to an existing financing arrangement in the amount of $250.0 million to refinance the subsidiary’s $252.3 million senior unsecured callable bond. We drew down the full amount of the loan, which was repayable on September 30, 2008. This credit facility was repaid in September 2008 by our new credit facility discussed below.

On July 18, 2008, our subsidiaries Kithira Owners Inc. and Skopelos Owners Inc. concluded two facility agreements for an aggregate amount of $1.1 billion in order to partly finance the construction cost of Drillship Hulls 1865 and 1866.  During the nine-month period ended September 30, 2008, the Company drew down $15.9 million which was used to pay the loan financing fees. The loans bear interest at LIBOR plus a margin and are repayable in 18 semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, expected to be in the third quarter of 2011.

On July 23, 2008, we concluded a facility agreement for an amount of $126.4 million in order to partly finance the acquisition of a secondhand vessel to be named the Flecha. The loan bears interest at LIBOR plus a margin and is repayable in 40 quarterly installments, plus a balloon payment of $20.4 million in July 2018.

On September 17, 2008, we entered into a new five-year secured credit facility in the amount of $1.04 billion in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. On September 30, 2008, we drew down $750.0 million of the new credit facility, of which $52.5 million is repayable in the short term. The drawdown proceeds were used to repay all other Ocean Rig debt amounting to $776.0 million including the $250.0 million loan above. The credit facility consists of a guarantee facility, three revolving credit facilities and a term loan. The aggregate amount of the term loan is up to $400.0 million and the aggregate amount under revolving credit facility A is up to $350.0 million, the aggregate amount under revolving credit facility B is up to $250.0 million, the aggregate amount under the revolving credit facility C is up to $20.0 million, and the guarantee facility also provides us with a letter of credit of up to $20.0 million. The undrawn amounts under credit facility A are required to be reduced by $17.5 million on December 17, 2008 and quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement.  The loan bears interest at LIBOR plus a margin and is repayable in 20 quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 2013.

The loan contains finance covenants including restrictions as to payments of dividends, distribution to shareholders or reduction of share capital without the bank’s prior consent. The loan is secured by (i) first and second priority mortgages over Ocean Rig’s two ultra deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) pledge of shares of Ocean Rig, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS and Ocean Rig USA LLC (subsidiaries of Ocean Rig); and (iv) first and second priority mortgages over the machinery and plant of Ocean Rig 1 AS and Ocean Rig 2 AS.

As of September 30, 2008, we had a total of $2.9 billion in debt outstanding under our credit facilities with various institutions and unutilized lines of credit with financial institutions amounting to $1.38 billion and cash and cash equivalents (including restricted cash) of $456.4 million. We expect to draw down these available facilities in connection with the construction of the newbuilding drillships identified as Hulls 1865 and 1866, vessel acquisitions and for general corporate purposes.  We will also have to finance installment payments totaling $1.1 billion on the other two of our newbuilding drillships, Hulls 1837 and 1838, as well as other capital programs and capital expenditures.

The following table shows the principal amounts of these loans plus our debt amortization over the next five years.

Twelve months ending (dollars in thousands)	Drybulk Segment	Drilling Rigs Segment (1) (2)	Total
September 30, 2009	$469,770	$70,000	$539,770
September 30, 2010	618,237	70,000	688,237
September 30, 2011	136,937	70,000	206,937
September 30, 2012	135,885	70,000	205,885
September 30, 2013	132,901	470,000	602,901
September 30, 2014 and thereafter	698,283	-	698,283
	2,192,013	750,000	2,942,013
Less-Financing fees	(27,874)	(14,716)	(42,590)
	$2,164,139	$735,284	$2,899,423

(1) Our investment in Ocean Rig ASA amounts to $1.4 billion, which we financed in part with approximately $800.0 million of borrowings, which DryShips Inc. has guaranteed. We retain the option in the event of the spin-off proceeding, to either assume all debt obligations of the spin-off entity or to pass these debt obligations to this entity, assuming our lenders provide their consent.  However, if our lenders do not agree and assuming the spin-off proceeds as announced, we will retain liability for the indebtedness that we incurred to acquire Ocean Rig ASA, but will no longer have an equity interest in Primelead Shareholders Inc. and accordingly, will not share in the revenues or profits of its off -shore drilling operations.

(2) Primelead Shareholders Inc., our subsidiary that owns the stock of Ocean Rig ASA, has agreed to acquire the equity interests of Drill Ships Holdings, Inc., which owns two newbuilding advanced capability drillships, identified as Hull 1837 and Hull 1838, which are expected to be delivered in 2010 and 2011 and to cost $800.00 million each.  It has also agreed to acquire the equity interests of DrillShip Investment, Inc., which also owns two newbuilding advanced capability drillships, identified as Hull 1865 and Hull 1866, which are expected to be delivered in 2011 and cost $800.00 million each.  The following table shows the loan commitments, amounts drawn and undrawn, installments paid and to be paid and amounts to be financed in connection with these four newbuildings.

	Hulls 1837 and 1838	Hulls 1865 and 1866	Total
Loan commitments	$261,102	$1,125,000	$1,386,102

Loan draw downs as
of September 30, 2008	252,280	15,883	268,163

Undrawn amounts as
of September 30, 2008	8,822	1,109,117	1,117,939

Yard installments
1 year	228,907	260,387	489,294
2-3 years	859,327	1,150,879	2,010,206
Total	1,088,234	1,411,266	2,499,500

Payments made to date	399,235	198,300	597,535

Total yard installments	1,487,468	1,609,566	3,097,034

Commitments not
covered by loans	$1,079,412	$302,149	$1,381,561

Our loan agreements contain various financial covenants that require us to, among other things:

•
maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 125% to 200%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral to cover the amount of the shortfall;

•
maintain a minimum equity ratio ranging from 0.20 to 0.40, which is generally the ratio of adjusted shareholders’ equity (including the fair value of our assets such as our vessels) to the aggregate of our total interest bearing liabilities and adjusted shareholders’ equity.  Adjusted shareholders’ equity is our shareholders’ equity adjusted to reflect the difference between the market value and book value of our vessels or other assets;

•	maintain a minimum net worth (which is the equivalent of adjusted shareholders’ equity) ranging from $180 million to $1 billion;
•	maintain free liquidity, also known as available cash, ranging from $20 million to $100 million;
•	restrict our dividend policy so that we do not declare or pay dividends in excess of 50% of our net income for a particular financial year;
•	maintain minimum charter coverage ranging from 0% to 25% for 2009 and 35% in all subsequent years;
•
maintain an interest coverage ratio, generally meaning the ratio of the last-twelve-month (LTM) trailing EBITDA excluding non-cash items over LTM trailing net interest expense (i.e. the sum of interest expense, and commitment and other fees minus interest income) not lower than 3:1; and

•	maintain a net debt to EBITDA ratio, which is the ratio of net debt (total debt less total cash) over LTM trailing EBITDA excluding non-cash items, not exceeding 6:1.

Issuance of common shares

During the nine-month period ended September 30, 2008, we issued 5,868,903 shares of common stock with par value $0.01 pursuant to our universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540) (the “Registration Statement”) including a prospectus and related prospectus supplements filed on October 12, 2007 and November 7, 2007, relating to the offer and sale of up to 6,000,000 common shares. On March 7, 2008, we filed a prospectus supplement relating to the offer and sale of up to an additional 6,000,000 shares of common stock, par value $0.01 per share, pursuant to our Registration Statement. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $454.2 million. In October 2008, we issued an additional 2,069,700 shares of common stock.  The net proceeds after underwriting commissions and other issuance fees amounted to $41.9 million.  We expect to commence sales of up to 25 million of our common shares shortly.  The proceeds of those sales will be used for working capital, capital expenditures, repayment of indebtedness, for general corporate purposes, and, as needed, to enhance our liquidity and to assist us in complying with our loan covenants, and to make vessel acquisitions, if market conditions warrant. We cannot be assured what number of shares we will be able to sell or whether the proceeds will be sufficient to satisfy the capital and operating needs of the business or enable us to comply with our loan covenants, given the decline in charter rates in the drybulk market.  If the current conditions continue in the drybulk market, we may be unable to raise additional equity capital or debt financing upon acceptable terms or at all.

Shares issued under the 2008 Equity incentive plan

Pursuant to our 2008 Equity Incentive Plan, in March 2008, we issued 1,000,000 shares of common stock to Fabiana Services S.A. (“Fabiana”) for services to be performed in periods subsequent to March 31, 2008. Fabiana, a related party entity incorporated in the Marshall Islands, provides the services of the individual who serves as our Chief Executive Officer and interim Chief Financial Officer. The shares vest quarterly in eight equal installments beginning with the first installment, which occurred on the date of the consultancy agreement, May 28, 2008.

On September 18, 2008, our Board of Directors and Compensation Committee approved grants for our non-executive directors. As of September 18, 2008, 10,000 restricted common shares and 9,000 restricted common shares that are subject to applicable vesting periods were granted to non-executive directors.

Fleet Developments

Vessel acquisitions

Drybulk Carriers

On January 29, 2008, the vessel Avoca, a 2004 built secondhand 76,500 dwt Panamax drybulk carrier, was delivered to us for a purchase price of $70.2 million.

On April 8, 2008, we took delivery of the vessel Conquistador, a 2000 built secondhand 75,607 dwt Panamax drybulk carrier, which we had agreed to acquire on November 29, 2007, for a purchase price of $85.0 million.

On May 15, 2008, the vessel Capri, a 2001 built secondhand 172,579 dwt Capesize drybulk carrier, was delivered to us for a purchase price of $152.3 million.

On June 25, 2008, we entered into memoranda of agreement to acquire two Panamax vessels built in 2007 and 2008, respectively, for an aggregate purchase price of $200.0 million. The vessels are expected to be delivered by the end of 2008 with existing time charters attached, each with a remaining period of approximately four years and each for a daily rate of $43,750.

On June 27, 2008, we took delivery of the vessel MV Positano, a 2000 built secondhand 73,288 dwt Panamax drybulk carrier, which we had agreed to acquire on March 12, 2008, for a purchase price of $72.0 million.

On June 27, 2008, we took delivery of the vessel MV Mystic, a 2008 built 170,500 dwt Capesize drybulk carrier, which we had agreed to acquire on October 1, 2007, for a purchase price of $147.5 million.

On July 2, 2008, we entered into two agreements to acquire all of the issued and outstanding shares of two companies previously held by companies beneficially owned by our Chief Executive Officer and interim Chief Financial Officer. The aggregate purchase price for the shares amounts to $140.0 million, which represents the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, we acquired two newbuilding Panamax vessels that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, charter free, net of advances of $60.0 million in total to be made under the shipbuilding contract by us.

On July 28, 2008, we took delivery of the vessel MV Sorrento, a 2004 built secondhand 76,500 dwt Panamax drybulk carrier, which we had agreed to acquire on April 14, 2008, for a purchase price of $86.7 million.

On July 30, 2008, we took delivery of the vessel MV Flecha, a 2004 built secondhand 170,012 dwt drybulk carrier, which we had agreed to acquire on April 30, 2008, for a purchase price of $158.0 million.

On August 13, 2008, we agreed to acquire the MV Petalidi, a 76,608 dwt Panamax drybulk carrier, delivery of which is expected during the first quarter of 2009 for a total price of approximately $61.0 million. The vessel is expected to be delivered with its existing time charter attached, with a remaining period of approximately 5 years and for a daily rate of $28,000.

In October 2008, we entered into nine share purchase agreements with a related party, pursuant to which we will issue 19,431,840 common shares in exchange for the shares of the single purpose companies owning nine Capesize drybulk carriers, five of which are newbuildings. In connection with this acquisition, we will also assume $217.7 million of existing debt and $262.0 million in remaining shipyard installments related to these vessels, which will be financed by existing credit facilities except for $16 million which will be funded by our working capital.

Drillships

On April 24, 2008, we announced that we will acquire two Ultra Deep Water (UDW) drillships, identified as Hulls 1865 and 1866. The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected delivery cost of each drillship is approximately $800.0 million per unit.  As of September 30, 2008, we had paid $198.3 million as the first installment for both hulls.

If the spin off of Primelead Shareholders Inc. is delayed or does not occur, we will retain liability for the $15.9 million of indebtedness already incurred for Hulls 1865 and 1866 to finance payments made under the drillship newbuilding contracts and an additional $260.4 million of newbuilding installment payments within the next year and $1.2 billion of newbuilding installment payments due on September 30, 2009 and afterwards for Hulls 1865 and 1866. If the spin-off does not occur, we anticipate that we will not close our acquisitions of Hulls 1837 and 1838.

Our wholly-owned subsidiary, Primelead Shareholders Inc., entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings which owns two newbuilding advanced capability drillships for use in ultra-deep water drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of our manager, Cardiff Marine Inc., including Mr. George Economou.   The drillships are to be constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The drillships are sister vessels to the two drillships ordered by us earlier in the year at Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011.

The consideration payable to the sellers for these two ultra-deep water drillships will be in the form of newly issued shares of Primelead Shareholders Inc.  The number of shares received by the sellers will be equal to 25% of all the then issued and outstanding shares of Primelead Shareholders Inc. common stock.  In connection with the acquisition of Hulls 1837 and 1838, we are assuming installment payments totaling $1.1 billion and are assuming or have incurred total debt obligations of $252.3 million.  In connection with the acquisition of Hulls 1865 and 1866, we are assuming installment payments totaling $1.4 billion and are assuming or have incurred total debt obligations of $15.9 million.

Vessel disposals

On February 25, 2008, the vessel Matira, a 1994 built 45,863 dwt Handymax drybulk carrier was delivered to her new owners for net proceeds of $45.5 million. We realized a gain of $24.4 million which was recognized in the nine-month period ended September 30, 2008.

On March 15, 2008, we entered into an agreement to sell the MV Lacerta, a 1994 built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. We expect to realize a gain of approximately $44.7 million, which will be recognized in the fourth quarter of 2008.

On April 10, 2008, the MV Netadola, a 1993 built 149,475 dwt Capesize drybulk carrier was delivered to her new owners for a sale price of $93.9 million. We realized a gain of $62.7 million, which was recognized in the nine-month period ended September 30, 2008.

On May 19, 2008, we entered into an agreement to sell the MV Primera, a 1998 built 72,495 dwt Panamax drybulk carrier, for a sale price of approximately $75.0 million. This agreement was cancelled on October 15, 2008, and the advance of $9 million was retained by us.

On June 24, 2008, we entered into an agreement to sell the MV Paragon, a 1995 built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61.0 million.  We expect to realize a gain of approximately $30.8 million, which will be recognized in the first quarter of 2009.

On June 24, 2008, the MV Lanzarote, a 1996 built 73,008 dwt Panamax drybulk carrier, was delivered to her new owners for a sale price of $65.0 million. We realized a gain of $36.3 million, which was recognized in the nine-month period ended September 30, 2008.

On June 27, 2008, the MV Menorca, a 1997 built 71,662 dwt Panamax drybulk carrier, was delivered to her new owners for a sale price of $77.0 million. We realized a gain of $36.9 million, which was recognized in the second quarter of 2008.

On July 2, 2008, the MV Waikiki, a 1995 built 75,473 dwt Panamax drybulk carrier, was delivered to her new owners for a sale price of $63.0 million. We realized a gain of $36.8 million, which was recognized in the nine-month period ended September 30, 2008.

On July 17, 2008, we entered into an agreement to sell the MV Toro, a 1995 built 73,034 dwt Panamax drybulk carrier, for a sale price of approximately $63.4 million.  We expect to realize a gain of approximately $36.0 million, which will be recognized in the first quarter of 2009.

On July 29, 2008, we entered into an agreement to sell the MV La Jolla, a 1997 built 72,126 dwt Panamax drybulk carrier, for a sale price of approximately $66.0 million.  We expect to realize a gain of approximately $32.8 million, which will be recognized in the first quarter of 2009.

On August 14, 2008, the MV Solana, a 1995 built 75,473 dwt Panamax drybulk carrier, was delivered to her new owners for a sale price of $63.0 million. We realized a gain of $29.2 million, which was recognized in the nine-month period ended September 30, 2008.

Significant Accounting policies:

A discussion of our significant accounting policies is included in Note 2 to our unaudited interim condensed consolidated financial statements for the period ended September 30, 2008 included in this report.

Changes in Accounting Policies

With the exception of the change in the accounting policy for the dry-docking costs and the change in restricted cash classification in the statement of the cash flows as discussed below, there have been no material changes to our accounting policies in the nine-month period ended September 30, 2008.

Dry-dock related expenses

During the first quarter of 2008, we changed our method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.  Due to this change, earnings per common share (EPS), fully diluted for the nine-month period ended September 30, 2007 and 2008 increased by $0.11 and $0.02 per share and were $8.00 and $15.98, respectively, as compared to earnings per common share (EPS), fully diluted of $7.89 and $15.96, respectively, if the change in accounting policy had not been effected.

Change in classification of changes in restricted cash

During the first quarter of 2008, we elected to change the classification of changes in restricted cash in our statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as we determined that such change in presentation is not considered to be a material change to the cash flows of our investing or financing activities requiring restatement of the prior period financial statements.

Purchase of shares in Ocean Rig

During the second quarter of 2008, we acquired at a price of NOK 45 per share, 111,832,733 shares or 69.6% of the issued and outstanding shares of Ocean Rig, increasing our ownership percentage to 100.0% (following the cancellation on June 30, 2008 of the treasury shares held by Ocean Rig). Out of the total shares acquired 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig, were purchased from companies controlled by our Chief Executive Officer. During the second quarter of 2008, we launched a mandatory tender offer for the remaining outstanding shares of Ocean Rig within the four week deadline set by Oslo Stock Exchange rules. On May 14, 2008, we filed the offer document with the Oslo Stock Exchange and the mandatory offer period commenced. The mandatory offer period expired on June 11, 2008. We used a combination of cash on hand and debt financing to acquire the remaining shares of Ocean Rig.  In this respect, on May 9, 2008, we concluded a loan agreement for $800.0 million in order to finance the acquisition cost of the above shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007. Our ownership interest in Ocean Rig for the period from January 1, 2008 through the date on which we acquired control of Ocean Rig is separately reflected as equity in income of investee in the accompanying unaudited interim condensed consolidated statement of income for the nine-month period ended September 30, 2008. On July 10, 2008, we effected a compulsory transfer of all remaining shares in Ocean Rig and as a consequence, we currently own 100% of the shares in Ocean Rig.

Dividend Payment

On September 30, 2008, we declared a dividend amounting to $8.7 million, or $0.20 per share, payable on October 31, 2008, to the stockholders of record as of October 15, 2008.

As we have previously advised, the declaration of dividends is in the discretion of our Board of Directors and also depends on compliance with our various loan covenants and requirements of Marshall Islands law. Since mid-June 2008, drybulk charter rates have declined steeply. If these rates remain low, it is likely we will have to reduce or eliminate our dividend. While the majority of our vessels are currently on time charters, which provide visibility of revenues, the policy of our Board of Directors is to consider, among other factors, the state of the drybulk charter market, our debt covenants, conditions in credit markets, acquisition opportunities that may arise and our liquidity needs in determining whether to declare dividends, and if so, in what amounts, in present and future periods.

Subsequent Events

In October 2008, we entered into nine share and purchase agreements, pursuant to which we will issue 19,431,840 common shares in exchange for the shares of the single purpose companies owning four Capesize drybulk carriers and five newbuilding Capesize drybulk carriers.  In connection with this acquisition, we will also assume $217.7 million of existing debt and $262.0 million in remaining shipyard installments related to these vessels, which will be financed by existing credit facilities except for $16 million which will be funded by our working capital.

In October 2008, we issued an additional 2,069,700 shares of common stock.  The net proceeds after underwriting commissions and other issuance fees amounted to $41.9 million.

On October 15, 2008, the sale of the vessel Primera was cancelled and the advance of $9 million was retained by us.

Our wholly-owned subsidiary, Primelead Shareholders Inc., entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings which owns two newbuilding advanced capability drillships for use in ultra-deep water drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of our manager, Cardiff Marine Inc., including Mr. George Economou.   The drillships are to be constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The drillships are sister vessels to the two drillships ordered by us earlier in the year at Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011.

The consideration payable to the sellers for these two ultra-deep water drillships will be in the form of newly issued shares of Primelead Shareholders Inc.  The number of shares received by the sellers will be equal to 25% of all the then issued and outstanding shares of Primelead Shareholders Inc. common stock. In connection with the acquisition of these drillships, we are assuming installment payments totalling $1.1 billion and are assuming or have incurred total debt obligations of $252.3 million.

In April 2008, our wholly-owned subsidiary, Drillships Investment Inc., exercised its option to acquire two advanced capability drillships for use in ultra-deepwater drilling locations, identified as Hull 1865 and Hull 1866, for an expected cost of approximately $800 million per unit.  The drillships will be constructed by Samsung Heavy Industries Co. Ltd. and are expected to be delivered from the shipyard in the third quarter of 2011. As of September 30, 2008, Drillships Investment paid a total of $198.3 million as installment payments for both hulls. In connection with the acquisition of these drillships, we are assuming installment payments totalling $1.4 billion and are assuming or have incurred total debt obligations of $15.9 million.

We have announced our intention to spin-off to our shareholders our interests in our subsidiary, Primelead Shareholders Inc., which owns the stock of Ocean Rig ASA.  Primelead Shareholders Inc. will have acquired, before the time of the spin-off, all of the stock of Drillships Holdings Inc. and of our subsidiary, Drillships Investments, which, together, have contracts for the construction of four drillships which are scheduled to be delivered in 2010 to 2011. If the spin-off does not occur, we anticipate that we will not close on our acquisitions of Hulls 1837 and 1838.  Our investment in Ocean Rig ASA amounts to $1.4 billion, which we financed in part with approximately $800.0 million of borrowings, which DryShips Inc. has guaranteed. We are currently discussing with our lenders being released from our guarantee in the event the spin-off proceeds.  However, unless our lenders agree and assuming the spin-off proceeds as announced, we will retain liability for the indebtedness that we incurred to acquire Ocean Rig ASA, but will no longer have an equity interest in Primelead Shareholders Inc. and, accordingly, will not share in the revenues or profits of its offshore drilling operations.

The Eirik Raude has commenced the contract with Tullow Oil PLC with a minimum firm period of three years and will earn an average day rate of $637,000 over the term of the  contract while working offshore Ghana.

RISK FACTORS

The current low drybulk charter rates and drybulk vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants.  Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans.  The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise.  The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values.  A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels deteriorate significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If the current low charter rates in the drybulk market and low vessel values continue or decrease further, we may not be in compliance with these covenants and would have to seek waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. Other loan agreements contain other restrictions on the payments of dividends.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants,  sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens.  In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

If we spin-off our subsidiary, Primelead Shareholders Inc., we will no longer own any equity interest in it or share in its revenues or profits, but we may retain the indebtedness we incurred to acquire the assets and operations of Ocean Rig ASA.

We have announced our intention to spin-off to our shareholders our interests in our subsidiary, Primelead Shareholders Inc., which owns the stock of Ocean Rig ASA.  Primelead Shareholders Inc. will have acquired, before the time of the spin-off, all of the stock of Drillships Holdings Inc. and of our subsidiary, Drillships Investment Inc., which, together, have contracts for the construction of four drillships which are scheduled to be delivered in 2010 to 2011. Our investment in Ocean Rig ASA amounts to $1.4 billion, which we financed in part with approximately $800.0 million of borrowings, which DryShips Inc. has guaranteed. We retain the option in the event of the spin-off proceeding, to either assume all debt obligations of the spin-off entity or to pass these debt obligations to this entity, assuming our lenders provide their consent.  However, if our lenders do not agree and assuming the spin-off proceeds as announced, we will retain liability for the indebtedness that we incurred to acquire Ocean Rig ASA, but will no longer have an equity interest in Primelead Shareholders Inc. and accordingly, will not share in the revenues or profits of its off-shore drilling operations.

If the spin off of our subsidiary, Primelead Shareholders Inc., is delayed or does not occur, we will have significant additional indebtedness and payment obligations relating to the two drillships under construction that it will acquire.

Prior to the spin off of Primelead Shareholders Inc., which now owns the stock of Ocean Rig. ASA, it will acquire Drill Ships Holdings Inc. and Drill Ships Investment  Inc., which have contracts for the construction of four drillships to be delivered in 2010-2011.  If the spin off is delayed or does not occur, we will retain liability for the $15.9 million of indebtedness for Hulls 1865 and 1866 already incurred to finance payments made under the drillship newbuilding contracts and an additional $260.4 million of newbuilding installment payments within the next year and $1.2 billion of newbuilding installment payments due on September 30, 2009 and afterwards for Hulls 1865 and 1866. If the spin-off does not occur, we anticipate that we will not close our acquisitions of Hulls 1837 and 1838.  This indebtedness would be in addition to the indebtedness we have incurred and will incur to finance our drybulk fleet and its operations, and would adversely affect our ability to comply with our loan covenants and service our indebtedness and adversely impact our profitability and cash flows.

The downturn in the drybulk carrier charter market may have an adverse effect on our earnings, affect compliance with our loan covenants, and require us to raise additional capital in order to remain compliant with our loan covenants.

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, has fallen over 90% since May 2008 and over 70% in October 2008 alone.  The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.  The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The current downturn in the drybulk charter market has significantly reduced the charter rates for our 15 vessels trading in the spot market, as well five vessels on time charter at rates that adjust with the BDI.  The vessels on time charter that adjust with the BDI are the Alameda and three Capesize drybulk carriers that we have agreed to acquire, the Fernantina, the Pompano and the Ventura.  If the current low charter rates in the drybulk market continue through any significant period in 2009, our earnings will be adversely affected and there is a probability we will not be in compliance with the financial covenants in our various loan agreements.  In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, in order to remain viable, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets.  If we are able to sell additional shares at a time when the charter rates in the drybulk charter market are low, such sales could be at prices below those at which investors purchase the shares offered hereby, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends and our earnings per share. Even if we are able to raise additional capital in the equity markets, there is no assurance we will remain compliant with our loan covenants.

Investors will experience significant dilution as a result of our pending acquisition of nine Capesize drybulk carriers if currently decreased charter rates continue.

In October 2008, we entered into agreements to purchase the equity interests of single purpose companies owning nine Capesize drybulk carriers, including five newbuildings.  Pursuant to these agreements, we will issue 19,431,840 shares of our common stock to the sellers of the single purpose companies in exchange for the shares of these companies and assume $217.7 million of existing debt and $262.0 million in remaining shipyard installments related to these vessels, which will be financed by existing credit facilities except for $16 million which will be funded by our working capital.  If we sell all of the 25 million shares of our common stock that we intend to offer shortly,  in combination with the 19,431,840 shares of our common stock issued with respect to the nine Capesize vessels, it would represent a 106.8% increase in our issued and outstanding shares of common stock.  Five of these Capesize vessels will be deployed in the spot market and four in the time charter market, three of which will have their rates adjust with the BDI.  As a result, if the charter rates in the drybulk charter market remain low upon our completion of the purchase and delivery of the nine Capesize drybulk carriers, our shareholders will experience significant dilution in earnings per share as a result of a significant increase in outstanding common shares while employing the vessels acquired for such shares at low rates.

Investors may experience significant dilution as a result of future offerings.

Further, the proceeds raised by the sale of our shares in any particular offering may not be sufficient to meet our capital needs, particularly if the charter rates in the drybulk charter market remain low for a prolonged period of time.  We may have to attempt to sell additional shares, if we are able, to satisfy our capital needs, as if our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates.  If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.  Purchasers of the shares we sell pursuant to future offerings, as well as our existing shareholders, will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

Upon completion of our pending acquisition of nine Capesize drybulk carriers, there will be a 106.8% increase in our outstanding shares eligible for dividends and, as a result of this increase in our outstanding shares and the deteriorating conditions in the international shipping markets, our ability to pay dividends per share in accordance with our past practice will be adversely affected.

In October 2008, we entered into agreements to purchase the equity interests of single purpose companies owning nine Capesize drybulk carriers, including five newbuildings.  Pursuant to these agreements, we will issue 19,431,840 shares of our common stock to the sellers of the single purpose companies in exchange for the shares of these companies. If we sell all of the 25 million shares of our common stock that we intend to offer shareholders, in combination with the 19,431,840 shares of our common stock issued with respect to the nine Capesize vessels, it would represent a 106.8% increase in our issued and outstanding shares. We will also assume $217.7 million of existing debt and $262.0 million in remaining shipyard installments related to these vessels, which will be financed by existing credit facilities except for $16 million which will be funded by our working capital.  Currently, only two of those vessels are chartered, or committed to be chartered, under fixed rate time charters. The international shipping markets are experiencing deteriorating economic conditions, which will not only negatively impact our earnings, but also the charter rates at which the remaining seven Capesize drybulk carriers are employed.  As a result, if economic conditions in the United States and other parts of the world do not show signs of improvement or if the needs of our business require, our directors will have to reassess our current dividend policy and reduce or eliminate our dividend payment.  The policy of our Board of Directors is to consider, among other factors, the state of the drybulk charter market, our loan covenants, conditions in credit markets, acquisition opportunities that may arise and our liquidity needs in determining whether to declare dividends, and if so, in what amounts, in present and future periods.

The recent rapid decline in the price of crude oil may affect the rates that we are able to negotiate for our drilling rigs upon expiration of their employment contracts and for our newbuilding drillships.

The price of crude oil is volatile and has fallen sharply within the past few months.  Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships.  Were the spin-off not to occur, and if the price of crude oil has fallen at a time when we are renegotiating the employment contracts for our oil rigs, the Leiv Eiriksson and the Eirik Raude, the rates which we receive for these rigs may well be reduced, with the result that we will recognize less revenue from their operations.  The employment contract for the Leiv Eiriksson, which currently earns $511,000 per day, expires in September 2009, and the contract for the Eirik Raude, which earns $637,000 per day, expires in October 2011.  Similarly, were the spin-off not to occur, and if the price of crude oil has fallen, we may not be able to negotiate charter agreements for the four newbuilding drillships that are scheduled to be delivered to us in 2010 to 2011 at attractive rates or at all.

If the recent volatility in LIBOR rates continues, it could affect our profitability, earnings and cash flow.

LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by our outstanding indebtedness fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2007 and September 30, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2007 (as adjusted)	September 30, 2008
ASSETS	(Notes 1 and 4)
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$328,976
Restricted cash (Note 11)	6,791	27,388
Trade accounts receivable, net of allowance for doubtful receivables of $0 and $957 for December 31, 2007 and September 30, 2008 respectively	9,185	63,150
Insurance claims	4,807	1,134
Due from related parties (Note 5)	9,963	14,253
Inventories (Note 6)	3,912	3,386
Financial instruments (Note 12)	-	132
Prepayments and advances	7,309	17,830
Total current assets	153,035	456,249

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions (Note 7)	118,652	348,130
Vessels, net (Note 8)	1,643,867	2,171,429
Drilling rigs, net (Note 9)	-	1,403,365
Other assets, net of accumulated depreciation $73	-	389
Total fixed assets, net	1,762,519	3,923,313

OTHER NON CURRENT ASSETS:
Long term investments (Note 10)	405,725	-
Goodwill (Note 10)	-	692,610
Financial instruments (Note 12)	-	3,288
Restricted cash (Note 11)	20,000	100,000
Intangible assets (Note 10)	-	14,519
Other	3,153	1,367
Total non current assets	428,878	811,784

Total assets	$2,344,432	$5,191,346

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 11)	$194,999	$533,836
Accounts payable	7,166	17,883
Accrued liabilities	20,223	39,232
Deferred revenue	16,916	21,120
Financial instruments (Note 12)	-	11,509
Dividends payable	-	8,710
Other current liabilities	-	4,773

Total current liabilities	239,304	637,063

NON CURRENT LIABILITIES
Fair value of below market acquired time charter	32,509	23,794
Long term debt, net of current portion (Note 11)	1,048,779	2,365,587
Financial instruments (Note 12)	1,768	22,259
Other non-current liabilities	343	4,749
Total non current liabilities	1,083,399	2,416,389
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued at December 31, 2007 and 500,000,000 shares authorized none issued at September 30, 2008	-	-
Common stock, $0.01 par value; 75,000,000 and 1,000,000,000 shares authorized at December 31, 2007 and September 30, 2008 respectively; 36,681,097 and 43,550,000 shares issued and outstanding at December 31, 2007 and September 30, 2008 respectively.	367	435
Additional paid-in capital (Note 13)	454,538	930,835
Accumulated other comprehensive income		1,906
Retained earnings	566,824	1,204,718
Total stockholders' equity	1,021,729	2,137,894
Total liabilities and stockholders' equity	$2,344,432	$5,191,346

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Income
For the nine months ended September 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine Months Ended September 30,
	2007 (as adjusted)	2008
	(Notes 1 and 4)
REVENUES:
Voyage revenues	$349,182	$713,647
Voyage revenues-related party (Note 5)	-	17,307
Revenue from drilling contracts	-	131,859
	349,182	862,813

EXPENSES:
Voyage expenses	19,610	39,372
Voyage expenses – related party (Note 5)	4,290	8,963
Gain on sale of bunkers	(2,121)	(8,436)
Vessels’ operating expenses	45,524	57,287
Drilling rigs operating expenses	-	52,079
Depreciation	54,219	108,313
Gain on sale of vessels (Note 8)	(106,241)	(226,024)
Management fees – related party (Note 5)	7,057	11,505
General and administrative expenses	4,042	16,370
General and administrative expenses–related parties (Note 5)	2,869	25,267
Operating income	319,933	778,117

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(36,982)	(73,388)
Interest and finance costs – related party (Note 5)	(614)	-
Interest income	2,709	7,400
Other, net	(1,155)	(30,815)
Total other income/ (expenses), net	(36,042)	(96,803)

INCOME BEFORE INCOME TAXES	283,891	681,314
Income taxes	-	(1,508)
NET INCOME,AFTER TAXES AND BEFORE EQUITY IN LOSS OF INVESTEE AND MINORITY INTEREST.	283,891	679,806
Equity in loss of investees	-	(6,893)
Minority interest	-	(16,825)
NET INCOME	$283,891	$656,088

EARNINGS PER COMMON SHARES (Note 15)
Basic	$8.00	$15.98
Diluted	$8.00	$15.98

WEIGHTED AVERAGE NUMBER OF COMMON SHARES (Note 15)
Basic	35,490,097	41,029,206
Diluted	35,490,097	41,034,409

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity
For the nine months ended September 30, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock
	Comprehive Income	# of Shares	Par Value	Additionl Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings		Total
December 31, 2007		36,681,097	$367	$454,538	$-	$		$1,024,221
-Cumulative effect adjustment from change in accounting policy for dry-docking costs		-	-	-	-		(2,492)	(2,492)
December 31, 2007 (as adjusted)	569,316	36,681,097	$367	$454,538	$-		$566,824	$1,021,729
- Net income	656,088	-	-	-	-		656,088	656,088
-Issuance of common stock		5,868,903	58	454,165	-		-	454,223
-Issuance of restricted stock		1,000,000	10	(10)	-		-	-
-Unrealised derivative gain on cash flow hedges, net	1,906	-	-	-	1,906		-	1,906
- Redeemable minority interest		-	-	-	-		15,050	15,050
- Stock based compensation		-	-	22,142	-		-	22,142
- Dividends declared ($ 0.40 per share)		-	-	-	-		(33,244)	(33,244)
Comprehensive income	$657,994
BALANCE, September 30, 2008		43,550,000	$435	$930,835	$1,906		$1,204,718	$2,137,894

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2007 (as adjusted) (Notes 1 and 4)	2008
Cash Flows from Operating Activities:

Net income	$283,891	$656,088
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	54,219	108,313
Amortization and write-off of financing costs	1,732	12,629
Amortization of fair value of acquired time charter agreements	(3,724)	(25,897)
Stock based compensation	-	22,142
Gain on sale of vessels	(106,241)	(226,024)
Change in fair value of financial instruments	(2,115)	30,795
Minority interest	-	16,825
Equity in loss of investee	-	6,893
Amortization of free lubricants benefit	(258)	(276)
Changes in operating assets and liabilities:
Trade accounts receivable	(2,994)	(11,807)
Insurance claims	(4,145)	(754)
Due from related parties	(3,337)	(4,290)
Inventories	(302)	564
Prepayments and advances	(1,982)	4,240
Accounts payable	(3,162)	1,318
Due to related parties	(86)	-
Other current liabilities	-	(400)
Accrued liabilities	4,579	(5,594)
Deferred revenue	3,414	(2,464)
Net Cash provided by Operating Activities	219,489	582,301

Cash Flows from Investing Activities:
Insurance proceeds	-	4,427
Business acquisitions, net of cash acquired	-	(961,547)
Advances for vessel acquisitions / rigs under construction	(98,033)	(266,679)
Vessels acquisitions and improvements	(478,102)	(742,844)
Drilling rigs, equipment and other improvements	-	(8,070)
Proceeds from sale of vessels	290,251	397,509
Change in restricted cash	-	(99,277)
Net Cash used in Investing Activities	(285,884)	(1,676,481)

Cash Flows from Financing Activities:
Payments of long-term debt	(188,871)	(1,274,025)
Proceeds from long-term credit facility	319,697	2,469,433
Proceeds from short-term credit facility	73,476	-
Payment of short-term credit facility	(68,400)	(30,076)
Payment of bond	-	(252,340)
Change in restricted cash	(161)	-
Net proceeds from issuance of common and restricted stock	-	454,233
Dividends paid	(21,294)	(24,534)
Payment of financing costs	(2,640)	(30,603)
Net Cash provided by Financing Activities	111,807	1,312,088

Net increase in cash and cash equivalents	45,412	217,908
Cash and cash equivalents at beginning of period	2,537	111,068

Cash and cash equivalents at end of period	$47,949	$328,976

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$35,461	$66,915
Income taxes	$-	541
Non-cash financing activities:
Issuance of restricted stock	$-	$10

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.            Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its wholly-owned subsidiaries (collectively, the “Company” or “DryShips”). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

	Ship-owning Companies with vessels in operations at September 30, 2008	Country of Incorporation	Vessel
1.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
2.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
3.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
4.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
5.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
6.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
7.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
8.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
9.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
10.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
11.	Fabiana Navigation Company Limited (“Fabiana Navigation”)	Malta	Alameda
12.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
13.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
14.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
15.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
16.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
17.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
18.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
19.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
20.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
21.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
22.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
23.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
24.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
25.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
26.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
27.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
28.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
29.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
30.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca (Note 8)
31.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
32.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	VOC Galaxy
33.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
34.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri (Note 8)
35.	Ionian Traders Inc.(“Ionian”)	Marshall Islands	Positano (Note 8)
36.	NT LLC Investors Ltd. (‘NT’)	Marshall Islands	Conquistador (Note 8)
37.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Mystic (Note 8)
38.	Aegean Traders Inc. (“Aegean”)	Marshall Islands	Sorrento (Note 8)
39.	Cretan Shareholders Inc. (“Cretan”)	Marshall Islands	Flecha (Note 8)
40.	Thassos Traders Inc. (“Thassos”)	Marshall Islands	Sidari (Note 8)
41.	Milos Traders Inc. (“Milos”)	Marshall Islands	Petani (Note 8)
42.	Thrasymachus Challenge Inc. (“Thrasymachus”)	Panama	Morgiana (Note 17)
43.	Hippias Challenge Inc. (“Hippias”)	Liberia	Fernandina (Note 17)
44.	Prodigus Challenge Inc. (“Prodigus”)	Marshall Islands	Pompano (Note 17)
45.	Gorgias Challenge Inc. (“Gorgias”)	Marshall Islands	Ventura (Note 17)
46.	Kerkyra Traders Inc (“Kerkyra”)	Marshall Islands	Petalis (Note 8)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

	Ship-owning Companies with vessels under construction	Country of Incorporation	Vessel

47.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
48.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
49.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
50.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
51.	Mensa Enterprises Inc. (“Mensa”)	Marshall Islands	Hull 0002
52.	Mandarin Shipholding Co. (“Mandarin”)	Marshall Islands	Hull 0003
53.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
54.	Belulu Limited (“Belulu”)	Marshall Islands	Hull 1128
55.	Sifnos Traders Inc. (“Sifnos”)	Marshall Islands	Hull 1568 (Note 8)
56.	Tinos Traders Inc. (“Tinos”)	Marshall Islands	Hull 1569 (Note 8)
57.	Callicles Challenge Inc. (“Callicles”)	Marshall Islands	Hull 1154 (Note 17)
58.	Antiphon Challenge Inc. (“Antiphon”)	Marshall Islands	Hull 1155 (Note 17)
59.	Cratylus Challenge Inc. (“Cratylus”)	Marshall Islands	Hull 1129 (Note 17)
60.	Protagoras Challenge Inc. (“Protagoras”)	Marshall Islands	Hull 1119 (Note 17)
61.	Lycophron Challenge Inc. (“Lycophron”)	Marshall Islands	Hull 1106 (Note 17)
62.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
63.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866
64.	Drillship Hydra Owners Inc. (“Hydra”)	Marshall Islands	Drillship Hull 1837
65.	Drillship Paros Owners Inc. (“Paros”)	Marshall Islands	Drillship Hull 1838

	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel

66.	Felicia Navigation Company Limited ) (”Felicia”)	Malta	Solana (sold - August 2008) (Note 8)
67.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki (sold – July 2008) (Note 8)
68.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (sold-June 2008) (Note 8)
69.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote (sold-June 2008) (Note 8)
70.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (sold- April 2008) (Note 8)
71.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (sold – February 2008) (Note 8)
72.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
73.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold –July 2007)
74.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
75.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
76.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
77.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
78.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
79.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
80.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
81.	Blueberry Shipping Company Limited (“ Blueberry ”)	Malta	Panormos (sold – January 2007)
82.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
83.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)

Ocean Rig’s Subsidiaries
84.	Ocean Rig ASA	Norway
85.	Ocean Rig Norway AS	Norway
86.	Ocean Rig AS	Norway
87.	Ocean Rig AS UK Ltd	UK
88.	Ocean Rig Ltd	UK
89.	Ocean Rig Ghana Ltd	Ghana
90.	Ocean Rig USA AS	Norway
91.	Ocean Rig USA LLC	USA
92.	Ocean Rig 1 AS	Norway
93.	Ocean Rig 2 AS	Norway
94.	Ocean Rig Canada Inc.	Canada
95.	Ocean Rig North Sea AS	Norway

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

	Other companies		Activity
96.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
97.	Primelead Limited (“Primelead”)	Cyprus	Investment Company
98.	Primelead Shareholders Inc.	Marshall Islands	Investment Company

Acquisition of Ocean Rig SA and its wholly owned subsidiaries (collectively as “Ocean Rig”)

In addition, as of December 31, 2007, the Company also held 51,778,647 shares in Ocean Rig ASA (“Ocean Rig”) which represented 30.4% of the issued shares of Ocean Rig and was accounted for under the equity method. Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig discussed in Note 10 below, the Company held 100% of the outstanding shares of Ocean Rig as of September 30, 2008 and Ocean Rig is consolidated as wholly owned subsidiary.

The Company’s Manager

The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  The Manager also acts as the Company’s charter and sales and purchase broker. The majority shareholding (70%) of the Manager is owned by Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein. The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

During the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a vessel are deferred and charged to expense over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking costs are being expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information - continued:

This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs. (Note 4)

2.   Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2007. With the exception of the change in the accounting policy for the dry-docking costs discussed above, the change in restricted cash classification in the statement of the cash flows (Note 3) and the new accounting policies discussed below, there have been no material changes to these policies in the nine-month period ended September 30, 2008. We also have included policies attributable to the drilling rigs segment as a result of the acquisition of Ocean Rig.

a)
SFAS 157 “Fair Value Measurements”:  Effective January 1, 2008, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”) which had no effect on the Company’s consolidated financial statements. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement 157 , which deferred the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

b)
Stock-based compensation: Stock-based compensation represents non-vested common stock granted to employees and directors, for their services. Following the provisions of SFAS No. 123 (R) “Share-Based Payment”, the Company calculates the total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation expense as if it were one single award with one expected life on a straight-line basis over the vesting period of the award. Expense concerning non-vested common stock granted to employees is included in “General and administrative expenses – related parties” in the consolidated statements of income (Note 5), whereas expense concerning vested common stock granted to directors is included in “General and administrative expenses” in the consolidated statements of income.

c)
Business Combinations: In accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”), the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values.   The excess of the purchase price over the respective fair value of net assets acquired is recorded as goodwill.  Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in relation to obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.   Significant Accounting policies-continued:

d)
Goodwill and intangible assets: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. This statement requires that goodwill and other intangible assets with an indefinite life not be amortized but instead tested for impairment at least annually. The Company will test for impairment each year at November 30.

The Company tests goodwill for impairment by first comparing the carrying value of each reporting unit to its fair value. Our methodology for estimating the fair value of each reporting unit primarily considers discounted cash flows. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade names, 10 years; Software, 10 years; and fair value of below market acquired time charter, over the life of the associated contract. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value. An impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value.

e)
Segment reporting: SFAS No. 131 ‘‘Disclosure about Segments of an Enterprise and Related Information’’ requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the Company are the drybulk carriers segment and the drilling rigs segment.

f)	Fixed Assets, Net:
(i)
Drybulk Carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.         Significant Accounting policies-continued:

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). With the exception of the vessel Tonga, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

The useful life of the vessel Tonga is estimated to be 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii)
Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing part of drilling rig machinery and equipment when that cost is incurred if the recognition criteria are met. The carrying amount of those parts that are replaced is written off. Depreciation is calculated on a straight line basis over the useful life of the assets as follows: baredeck 30 years and other asset parts 5-15 years.

(iii)	Drilling rig machinery and equipment includes principally IT and office equipment and is recorded at cost and depreciated on a straight-line basis over estimated useful lives.

g)	Accounting for Drydocking Costs:
(i)
Drybulk Carrier vessels: During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Please also refer to Notes 1 and 4.

(ii)	Drilling rigs: The Company follows the direct expense method of accounting for drydocking costs whereby actual costs incurred are expensed in the period incurred.

h)	Accounting for Revenue and Related Expenses:
(i)
Drybulk Carrier vessels: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.  Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.         Significant Accounting policies-continued:

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured, an agreement with the pool exists, price is fixed and service is provided.

The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred.  Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company.

Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

(ii)
Drilling rigs: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables (elements). For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

●
Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts.

●
Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multi element arrangement containing both a lease element and drilling services element.

For  revenues derived from contracts that contain a lease, the lease elements are recognized in the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value. Capital improvements to the drilling rigs are depreciated over the estimated useful life of the asset.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.         Significant Accounting policies-continued:

i)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if convertible securities or rights under  contracts to issue common stock were exercised and if non vested common stock becomes vested.

The Company had no dilutive securities during the year ended December 31, 2007. However, on March 05, 2008, the Company granted to a related party 1,000,000 non vested restricted shares which are to be vested quarterly in eight equal installments (Note 5).  Furthermore, on September 18, 2008 the Company granted to the non-executive directors a total of 9,000 non vested restricted shares which are to be vested annually in three equal installments. Dilution of shares is calculated in accordance with SFAS 128, “Earnings per Share”.

j)
Financial Instruments: Financial Accounting Standards Board (FASB) Statement No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company has interest swap agreements where it receives a floating interest rate and in exchange pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the income statement.

The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-continued:

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral.

k)
Taxes: Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned.  There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to the nominal rate, but also in terms of the availability of deductions, credits and other benefits.  Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year.  Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

l)
Pension and retirement benefit obligation: Administrative personnel employed by Ocean Rig are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with causes. The Company’s liability for this is determined based on an actuarial valuation.

3.          Change in classification of changes in restricted cash

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash (Note 11) in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as the Company determined that such change in presentation is not considered to be a material change to the cash flows of the Company’s investing or financing activities requiring restatement of the prior period financial statements.

4.          Change in Accounting for dry-docking costs:

As discussed in Note 1, during the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.	Change in Accounting for dry-docking costs- continued:

Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs as follows:

Consolidated Balance Sheets	December 31, 2007			September 30, 2008

	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Increase (decrease)
Deferred charges	2,492	-	(2,492)	1,627	-	(1,627)
Total non-current assets	431,370	428,878	(2,492)	813,411	811,784	(1,627)
Total assets	2,346,924	2,344,432	(2,492)	5,192,973	5,191,346	(1,627)
Retained earnings	569,316	566,824	(2,492)	1,208,251	1,206,624	(1,627)
Total stockholders equity	1,024,221	1,021,729	(2,492)	2,139,521	2,137,894	(1,627)
Total liabilities and stockholders’ equity	2,346,924	2,344,432	(2,492)	5,192,973	5,191,346	(1,627)

Consolidated Statements of income
	September 30, 2007			September 30, 2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Income (expense)
Vessels’ operating expenses	(44,296)	(45,524)	(1,228)	(56,442)	(57,287)	(845)
Amortization of dry-docking costs	(2,204)	-	2,204	(1309)	-	1,309
Gain on sale of vessel	103,512	106,241	2,729	225,623	226,024	401
Operating income	316,228	319,933	3,705	777,252	778,117	865
Income before income taxes	280,186	283,891	3,705	680,449	681,314	865
Income after taxes and before equity in loss of investee and minority interest	280,186	283,891	3,705	678,941	679,806	865
Net income	280,186	283,891	3,705	655,223	656,088	865
Earnings per common share, basic	7.89	8.00	0.11	$15.96	$15.98	$0.02
Earnings per common share, diluted	7.89	8.00	0.11	$15.96	$15.98	$0.02

Consolidated Statements of Cash flows
	September 30, 2007			September 30 2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Inflow (outflow)
Net income	280,186	283,891	3,705	655,223	656,088	865
Amortization of deferred dry-docking costs	2,204	-	(2,204)	1,309	-	(1,309)
Payments for dry-docking	(1,228)	-	1,228	(845)	-	845
Gain on sale of vessel	103,512	106,241	2,729	225,623	226,024	401

The amounts disclosed under the deferral method for the nine-month period ended and at September 30, 2008 are based on the estimated effect of not changing the dry-docking accounting method to the direct expense method for this period. Accordingly, these estimated period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.     Transactions with Related Parties:

Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee. In addition, the Manager charges the Company a fee for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent, a chartering commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price of vessels, and a quarterly fee for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting.

Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter and was 1.33 and 1.53 for the nine month periods ended September 30, 2007 and 2008, respectively.

The management fees charged by the Manager for the nine-month periods ended September 30, 2007 and 2008, totaled $7,057 and $11,505 respectively and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income. Chartering commissions charged by the Manager for the nine-month periods ended September 30, 2007 and 2008 totaled $4,290 and $8,963, respectively, and are separately reflected as “Voyage expenses - related party” in the accompanying unaudited interim condensed consolidated statements of income.

The fees charged by the Manager  for the services in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting for the nine-month periods ended September 30, 2007 and 2008, totaled $1,773 and $2,088, respectively, and are included in “General and Administrative expenses – related party” in the accompanying unaudited interim condensed consolidated statements of income.

The amounts due from the Manager at December 31, 2007 and September 30, 2008 totaled $9,963 and $14,253, respectively, representing payments in advance by the Company to the Manager.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Transactions with Related Parties- continued:

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company leases office space in Athens, Greece. The related rent expense for the nine-month periods ended September 30, 2007 and 2008 totaled $9 and $8, respectively, and is included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005 between the Company and Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company.

The Chairman and Chief Executive Officer, Mr. George Economou, also serves as the interim Chief Financial Officer. Following the expiration of the above agreements in March 2008, the Company’s Board of Directors approved a new agreement with Fabiana, for the continuing provision of all services until December 31, 2012, under which the annual remuneration is $2,000.

The fees charged by Fabiana for the nine month periods ended September 30, 2007 and 2008 amounted to $1,087 and $1,524, respectively and are included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

In addition, on March 5, 2008, 1,000,000 non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (Note 13) were granted to Fabiana for the CEO and interim CFO. The shares vest quarterly in eight equal installments with the first and second installments of 125,000 shares each vesting on May 28, 2008, and August 28, 2008 in accordance with the consultancy agreement. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share).  Stock based compensation expense for the nine month period ended September 30, 2008 amounted to $21,647  and is included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

At December 31, 2007 and September 30, 2008, no amounts were payable to Fabiana. Fabiana is beneficially owned by the Company’s Chief Executive Officer.

Short-term credit facility: During 2007, the Company borrowed an amount of $63,000 in aggregate from Elios Investment Inc., a wholly owned subsidiary of the Foundation (Note 1) in order to partly finance the acquisition cost of vessels Bargara, Marbella, Primera, Brisbane, Menorca, Capitola, Ecola and Majorca. The loan was provided in two tranches: $33,000 in April 2007 and $30,000 in May 2007 and was fully repaid as of September 15, 2007. Interest paid to that date amounted to $614.

Purchase of derivatives from related parties:  In order to maintain the minimum hedging ratio of one of its loans, on September 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies, that are managed by Cardiff:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Transactions with Related Parties- continued:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor  agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD LIBOR lies between 5.34% and 7%. If three-month USD LIBOR is above 7%, the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD LIBOR is equal or less than 1.75%.

(ii) River Camel Shipping Co. which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD LIBOR is within the range of 5.25% and 7%. If three-month USD LIBOR exceeds 7%, then the interest rate is three-month USD LIBOR. Under the floor leg of the agreement, the interest rate is 2.75%, if the three-month USD LIBOR is equal or less than 1.75%.

Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc., for a consideration of $406,024. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff Marine Inc. amounting to $ 4,050 which at December 31, 2007 was included in “Accrued Liabilities” in the accompanying condensed consolidated balance sheet. The above commission was paid on February 1, 2008.

In addition, as further discussed in Note 10 below, in April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig were purchased from companies controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer for a consideration of $66,782, which is the U.S. dollar equivalent of the same price NOK 45 per share that was offered to all shareholders in the mandatory offering.

Chartering agreement: During February 2008, Thelma, Argo, Gaia, Trojan (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer. As of September 30, 2008 Classic Maritime Inc. was no longer a related party, since it was sold to an unrelated party. Under the agreements, the Company charters the vessels Manasota, Redondo, Samsara and Brisbane for a daily rate ranging from $34 to $67 and for periods of 3.5 to 5 years. In accordance with the agreements, as of September 30, 2008, the vessels Manasota and Redondo were delivered and related revenue amounted to $17,307 and is separately reflected under “Voyage revenues-related party” in the accompanying 2008 unaudited interim condensed consolidated statement of income. As of September 30, 2008, no amounts were receivable from Classic Maritime Inc.

Acquisition of vessels: On June 25, 2008, the Company entered into two memoranda of agreement to acquire the vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total from companies beneficially owned by the Company’s Chief Executive Officer and interim Chief Financial Officer. The vessels are expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43.7 each.  On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement (Note 8).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.	Transactions with Related Parties- continued:

Acquisition of companies: In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two companies previously held by companies beneficially owned by the Company’s Chief Executive Officer and interim Chief Financial Officer. The aggregate purchase price is $140,000, which represents  the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company acquired two newbuilding Panamax vessels that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company (Note 8).

6.    Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2007	September 30, 2008

Lubricants	$2,647	$2,969
Victualling stores	324	417
Bunkers	941	-
Total	$3,912	$3,386

7.    Advances for Vessels - Drillships Under Construction and Acquisitions:

During the nine months ended September 30, 2008 the Company made aggregate advances amounting to $266,679 for the Drillship Hulls 1865, 1866, for the drybulk hull, 1128 and the vessels Sidari, Petani and Petalis. This amount includes various pre-trading expenses of $481 and capitalized interest for the nine month period ended September 30, 2008 amounting to $6,589.

The expected delivery costs of Drillship Hulls 1865 and 1866, are approximately $800 million each and are expected to be delivered from the shipyard in the third quarter of 2011.

During the nine months ended September 30, 2007 advances amounting to $98,033  were made for the Clipper Gemini ($5,016), Oregon ($10,076), VOC Galaxy ($5,550), Samatan ($7,100), Avoca ($6,950), Saldahna ($7,500), Hull 2089 ($22,800), Hulls 0002 and 0003 ($10,550 each), Hulls SS058 and SS059 ($5,425 each)  and capitalized interest for the nine month period ($1,091).

8.    Vessels, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
B Balance, December 31, 2007	$1,794,184	(150,317)	$1,643,867
-Vessels acquisitions	779,374	-	779,374
-Vessels disposals	(206,236)	34,751	(171,485)
- Depreciation	-	(80,327)	(80,327)
Balance, September 30, 2008	$2,367,322	(195,893)	$2,171,429

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.    Vessels, net - continued:

During the nine month period ended September 30, 2008, vessels Avoca, Conquistador, Capri, Positano, Flecha, Sorrento and Mystic were delivered to the Company for $779,374. During the nine month period ended September 30, 2008, vessels Matira, Netadola, Lanzarote, Menorca, Waikiki and Solana were sold for net proceeds of $397,509 realizing a gain from the sale of $226,024 which is separately reflected in the accompanying unaudited interim condensed consolidated statement of income.

In addition during the nine month period ended September 30, 2008, the Company concluded Memoranda of Agreement for the sale of vessels Lacerta, Paragon, Toro and La Jolla for $245,900, resulting in an estimated gain of $144,936 which will be recognized upon the delivery of the vessels to their new owners.

On May 19, 2008 the Company entered into a Memorandum of  Agreement for the sale of vessel Primera for $75,000. The sale agreement was subsequently cancelled on October 15, 2008 (Note 17) and the advance of $ 9 million was retained by the Company.

On June 25, 2008, the Company entered into two memoranda of agreements to acquire  vessels Sidari and Petani built in 2007 and 2008 for $200,000 in total (Note 5) The vessels are expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43.7 each.  On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement.

In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two companies (Note 5). The aggregate purchase price is $140,000, which represents  the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company acquired two newbuilding Panamax vessels that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009.

On August 13, 2008, the Company entered into a memorandum of agreement to acquire vessel Petalis for total consideration of $61,000. The vessel is expected to be delivered during the first quarter of 2009 with its existing time charters attached for a period of approximately 5 years with an unrelated party for a daily rate of $28. In August 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memoranda of agreement.

During the nine month period ended September 30, 2007, vessels Panormos, Striggla, Daytona, Estepona, Shibumi, Delray, Hille Oldendorff, Alona, Mostoles and Lanikai were sold for net proceeds of $290,251, which resulted in realizing a total gain from sale of vessels of $106,241 which is separately reflected in the accompanying 2007 unaudited interim condensed consolidated statement of income.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 11. As of September 30, 2008, two vessels were operating under a drybulk pool (Note 1) while the remaining vessels, except for Heinrich Oldendorff, Clipper Gemini and VOC Galaxy which are employed under bareboat charters, were operating under time charters, the last of which expires in September 2014.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.    Vessels, net-continued:

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has still to complete a time charter contract, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 are not met until the time charter contract has been completed. As a result such vessels are not classified as held for sale.

When the Company concludes a Memorandum of Agreement for the disposal of a vessel which has no time charter contract to complete, it is considered that the “held for sale” criteria discussed under SFAS 144 paragraph 30 are met. As a result such vessels are classified as held for sale. No assets met these criteria to be classified as held for sale at September 30, 2008.

9.    Drilling rigs, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Net Book Value
Fair Value of drilling rigs acquired	$1,419,643
-Drilling rigs improvement and other assets	8,070
- Depreciation for the period	(24,348)
Balance, September 30, 2008	$1,403,365

The Company operates two ultra deep-water drilling rigs, the “Leiv Eiriksson” and “Eirik Raude”.

10.  Acquisition of Ocean Rig ASA:

On December 20, 2007 Primelead acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. Ocean Rig, incorporated on September 26, 1996 and domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange. Ocean Rig is a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs “Leiv Eiriksson” and “Eirik Raude”.

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007 and for the period from January 1, 2008 to May 14, 2008 using the equity method of accounting.

The carrying amount of the Company’s investment in Ocean Rig as of December 31, 2007 was $405,725 and is reflected as “Long term investments” in the accompanying unaudited interim condensed consolidated balance sheet at December 31, 2007.

The quoted market price of the investment at December 31, 2007 was Norwegian Kroner NOK 39.70 and the aggregate market value of the investment in Ocean Rig at December 31, 2007 was $377,984.

The Company’s equity in the income of Ocean Rig is shown in the accompanying unaudited interim condensed consolidated statements of income for the nine month period ended September 30, 2008 as “Equity in loss of investee” and amounted to a loss of $6,893.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Acquisition of Ocean Rig ASA-continued:

During the second and third quarter of 2008, the Company acquired additional shares of Ocean Rig in the series of step acquisitions, resulting in the Company gaining control over Ocean Rig on May 14, 2008, the acquisition date. The results of operations related to this acquisition are included in the unaudited interim condensed consolidated financial statements from the date of acquisition. As required by Norwegian law, after acquiring 33% of Ocean Rig’s outstanding shares, on April 22, 2008, the Company launched a mandatory bid for the remaining shares in Ocean Rig at a price of NOK 45 per share (USD 8.89).  The mandatory bid expired on June 11, 2008. Total shares held by the Company in Ocean Rig amounted to 100% (163.6 million shares) at July 10, 2008.  Out of the total shares acquired as discussed above 4.4% of the share capital of Ocean Rig was purchased from companies controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer (Note 5).

The purchase price is comprised of the following:

Cash consideration	$1,397,856
Transaction costs	10,797
Total purchase price	$1,408,653

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed by the Company as of the dates of the step acquisitions:

Total current assets	108,563
Drilling rigs	1,419,643
Intangible assets	15,033
Other assets	423
Goodwill	692,610

TOTAL ASSETS ACQUIRED	2,236,272

Total current liabilities	(416,354)
Total non current liabilities	(394,088)
Fair value of below market acquired time charter	(17,177)

TOTAL LIABILITIES ASSUMED	(827,619)

TOTAL PURCHASE PRICE	1,408,653

Goodwill included the drilling rig segment constitutes a premium paid by the Company over the fair value of the net assets of Ocean Rig, which is attributable to anticipated benefits from Ocean Rig’s unique position to take advantage of the extremely attractive fundamentals of the ultra deep water drilling market. Goodwill is not deductible for income tax purposes

In connection with the acquisition, the Company acquired drilling contracts for future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed day rates that are below day rates available in the market as of the date of the acquisition for similar contracts. After determining the aggregate fair values of these drilling contracts as of the dates of the step acquisitions, the company recorded the respective contract fair values on the unaudited interim condensed consolidated balance sheet as non-current liabilities that will be amortized into revenues using the straight-line method over the respective contract periods (1 and 2.5 years for the respective contracts). Amount amortized as of September 30, 2008 amounted to $12,514.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Acquisition of Ocean Rig – continued:

Additionally the Company identified finite-lived intangible assets associated with the “Trade names” and “Software” that will be amortized over their useful life which is determined to be 10 years. The amount acquired for “Trade names” and “Software” was $9,145 and $5,888 respectively and are included in “Intangible assets” in the accompanying unaudited interim condensed consolidated balance sheets.

	Amount	Amortized to Sept 30,	Amount to be Amortized as of September 30
	Acquired	2008	2009	2010	2011	2012	2013-18
Trade Names	9,145	312	914	914	914	914	5,177
Software	5,888	202	589	589	589	589	3,330
	15,033	514	1,503	1,503	1,503	1,503	8,507

Summarized financial information of the Company’s equity method of investees that represent 100% of the investees’ financial information, is as follows:

Financial Positions as of :	December 31, 2007
Current assets	93,648,586
Non-current assets	1,168,672
Current liabilities	145,115
Non-current liabilities	656,524

Results of Operations for the period:	December 20, to December 31, 2007	January 1 to May 14, 2008
Revenues	8,227	98,229
Operating Income/ (Loss)	(927)	20,534
Net Income/(Loss)	(985)	(19,873)

Pro forma results of operations (unaudited) – The following unaudited pro forma financial data for the periods ended September 30, 2008 and 2007, give effect to the acquisition of Ocean Rig, as though the business combination had been completed at the beginning of each period

	September 30,
	2007	2008
Pro forma:
Revenues	537,130	969,128
Net Operating Income	360,855	806,913
Net Income	250,920	661,629
Earnings per Shares
- Basic and Diluted	7.07	16.11

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Acquisition of Ocean Rig – continued:

The unaudited pro forma financial information includes mainly adjustments for additional depreciation based on the fair market value of the drilling rigs, interest expense on debt incurred to finance the acquisition of Ocean Rig, amortization of intangibles arising from the step-acquisitions and amortization of the fair value below the market time charter acquired. The unaudited pro forma financial information is not necessarily indicative of the result the results of operations for any future periods. The pro forma information does not give effect to any potential revenue enhancements cost synergies or other operational efficiencies that could result from the acquisitions. The actual results of the operations of Ocean Rig are included in the consolidated financial statements of the Company only from the respective date of acquisition.

The purchase price allocation and resulting goodwill have not yet been finalized as certain valuation adjustments are still being reviewed, and thus may  be revised in a future filing.

11.  Long-term Debt:

The amount of long-term debt shown in the accompanying condensed consolidated balance sheets is analyzed as follows:

	December 31, 2007	September 30, 2008

DryShips -Term loans	1,220,605	2,192,013
DryShips - Bridge loans	30,076	-
Ocean Rig - Term loans	-	750,000
Less Related deferred financing costs	(6,903)	(42,590)
Total	1,243,778	2,899,423
Less: Current portion	(194,999)	(533,836)
Long-term portion	1,048,779	2,365,587

During the nine month period ended September 30, 2008, the Company made scheduled principal payments of $74,109 and repaid an amount of $80,224 against the outstanding loan balances for the vessels sold. On February 19, 2008, the Company fully repaid the bridge facility of $ 30,076 obtained in order to partly finance the acquisition cost of the vessels Oregon, Avoca, Saldanha and VOC Galaxy. In addition on May 12, 2008 the Company fully repaid the loan facility of $227,907 obtained in order to partly finance the acquisition cost of Ocean Rig’s common stock. As of September 30, 2008 the Company fully repaid its previously outstanding loan balance.

On January 29, 2008, the Company drew down an amount of $48,650 from a loan of $101,150 concluded in December 2007 in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through January 2015.

On February 27, 2008, the Company concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of the Company’s vessels and obtained the lenders’ consent for the release of certain of the Company’s vessels from the related security obligations. During April, 2008 the company drew down $49,400 to partly finance the acquisition of vessel Conquistador.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Long-term Debt–continued:

On March 13, 2008 the Company concluded a loan agreement of up to $130,000 in order to obtain additional liquidity. The vessels Lacerta, Menorca, Toro and Paragon were released from their previous loan and were provided as mortgage for this new loan facility. On September 26, 2008 the vessel Menorca was sold and its loan balance outstanding at this date was fully repaid. The loan bears interest at LIBOR plus a margin and will be repaid in twenty-eight quarterly installments through March 2015.

On May 5, 2008 the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the vessel Mystic. The loan bears interest at LIBOR plus a margin and is repayable in fourteen semi annual installments, plus a balloon payment of $27,000, through December 2015.

On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974.5 million) and a term loan of $800,000 in order to guarantee the purchase price of  the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the above shares and to refinance existing debt. The term loan is repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment of $300,000 payable together with the last installment, on May 12, 2010. As of September 30, 2008, the Company drew down the total amount of $800,000.

On May 13, 2008 the Company concluded a loan agreement of up to $125,000 in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in eight quarterly installments, plus a balloon payment of $19,000, through September 2016.

On June 20, 2008 the Company concluded a loan agreement of up to $103,200 in order to partly finance the acquisition cost of the vessel Sorrento and partly refinance part of the acquisition cost of the vessel Iguana. During the nine month period ended September 30, 2008, the Company drew down an amount of $32,500 to refinance part of the acquisition cost of the vessel Iguana and an amount of $51,600 to partly finance the acquisition cost of the vessel Sorrento. The loan bears interest at LIBOR plus a margin and is repayable in thirty two quarterly installments through July 2016.

On July 18, 2008 the Company concluded two facility agreements for an aggregate amount of $1,125,000  in order to partly finance the construction cost of Drillship Hulls 1865 and 1866. During the nine month period ended September 30, 2008, the Company drew down $15,883 which was used to pay the loan financing fees. The loans bear interest at LIBOR plus a margin and are repayable in eighteen semi-annual installments through November 2020. The first installment is payable six months after the delivery of the vessels, expected to be in the third quarter of 2011.

On July 23, 2008 the Company concluded a facility agreement for an amount of $126,400 in order to partly finance the acquisition of a secondhand vessel, to be named Flecha. The loan bears interest at LIBOR plus a margin and is repayable in forty quarterly installments, plus a balloon payment of $20,400, July 2018.

On July 9, 2008 entered into an addendum to an existing financing arrangement in the amount of $250,000 to refinance the subsidiary’s $252,340 senior unsecured callable bond. The Company drew down the full amount of the loan which was repayable on September 30, 2008. This credit facility was repaid in September 2008 by the Company’s new credit facility discussed below.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Long-term Debt–continued:

On September 17, 2008, the Company entered into a new five-year secured credit facility for the amount of $1.04 billion in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. On September 30, 2008, the Company drew down $750,000 of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000 including the $250,000 loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities and a term loan. The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000, the aggregate amount under the revolving credit facility B is up to $250,000, the aggregate amount under the revolving credit facility C is up to $20,000, and the guarantee facility provides us with a letter of credit of up to $20,000. The undrawn amounts under credit facility A will be reduced by $17,500 on December 17, 2008 and quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement.  The loan bears interest at LIBOR plus a margin and is repayable in twenty quarterly installments plus a balloon payment of $400,000 payable together with the last installment, on September 2013.

The loan contains finance covenants including restrictions as to payments of dividends, distribution to shareholders or reduction of share capital without the bank’s prior consent.

The loan is secured by (i) first and second priority mortgages over Ocean Rig’s two ultra deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) Pledge of shares of Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS and Ocean Rig USA LLC (subsidiaries of Ocean Rig); and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 AS and Ocean Rig 2 AS.

Total interest incurred on long-term debt for the nine month periods ended September 30, 2007 and 2008 amounted to $35,555 and $67,605, respectively. Of these amounts for the nine month periods ended September 30, 2007 and 2008 amounts of $1,091 and $6,589, respectively, were capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of income. The Company’s weighted average interest rate (including the margin) at September 30, 2008 was 3.96%.

The principal payments required to be made after September 30, 2008 for the loans discussed above are as follows:

Twelve months ending	Amount
September 30, 2009	539,770
September 30, 2010	688,237
September 30, 2011	206,937
September 30, 2012	205,885
September 30, 2013	602,901
September 30, 2014 and thereafter	698,283
2,942,013
Less-Financing fees	(42,590)
2,899,423

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Long-term Debt–continued:

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation.

As of September 30, 2007 and 2008 the Company’s unutilized line of credit totaled to $1.4 billion, and for the corresponding period ended September 30, 2007 there were no unutilized lines of credit.

The loans contain covenants including restrictions as to changes in classification, flag, name or registry of financed units,  the general nature of the business, insurances, total market value of financed units in relation to committed loans, merger restrictions, acquisition and investment restrictions, disposal restrictions, negative pledge, in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity.

Furthermore, the Company will be permitted to pay dividends under the loans so long as certain conditions as defined in the agreements are met. The Company was in compliance with all debt covenants as of September 30, 2008 and  December 31, 2007.

In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2007 and September 30, 2008, amounting to $20,000 and $100,000, respectively and are classified as “Restricted cash”, under other non-current assets in the accompanying condensed consolidated balance sheets. In addition, restricted cash- current included in the accompanying condensed consolidated balance sheets represents bank deposits that are required under the loans and are used to fund the loan installments falling due.

12.  Financial Instruments:

12.1 Interest rate cap and floor agreements As of December 31, 2007 and September 30, 2008, the Company had outstanding eight and twenty-four interest rate swap agreements respectively maturing from March 2011 through November 2017. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values. Such fair value at December 31, 2007 was a liability of $1,768 while at September 30, 2008 was an asset of $2,134 and a liability of $32,517.

As of September 30, 2008, an amount of $132 is separately reflected under current assets, and an amount of $2,002 is separately reflected under non current assets while an amount of $11,509 is separately reflected under current liabilities, and an amount of $21,008 is separately reflected under non current liabilities in the accompanying condensed consolidated balance sheets.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.	Financial Instruments-continued:

12.2 Interest rate swap As of September 30, 2008,had three interest rate swap outstanding maturing December 28, 2008. The fair value of this agreement equates to the amount that would be paid by the Company if the agreement was cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company. Such fair value at September 30, 2008 was a non current asset of $1,286

Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

12.3 Forward contracts: As of September 30, 2008 had outstanding one and seven currency forward contracts to sell respectively $0.5 million for NOK 2.6 million and $10.5 million for NOK 55.2 million. Such fair value at September 30, 2008 was a liability of $1,251.

Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

The change in the fair value of such agreements for the nine month periods ended September 30, 2007 and 2008 amounted to $1,761and $30,795, respectively and they are reflected under “Other net” in the accompanying unaudited interim condensed consolidated statements of income. As of September 30, 2008, $1,906 qualified under the hedging criteria and is reflected in the statement of changes in equity.

13.  Capital Stock and Additional Paid-in Capital:

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related prospectus for the issuance of 6,000,000 of common shares. From October through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104. From January through March 2008, an amount of 4,759,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,594.

In January 2008, the Company increased the aggregate number of authorized shares of its common stock from 75,000,000 registered shares to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares; par value $0.01 per share to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 ASR.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.  Capital Stock and Additional Paid-in Capital - continued:

On May 6 and 7, 2008, the Company issued 1,109,903 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3ASR and related prospectus supplement discussed above. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101,639.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of September 30, 2008, no exercise of any purchase right has occurred.

Equity incentive plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan, officers, key employees, and directors will be able to receive options to acquire common stock, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. As of March 5, 2008, 1,000,000 non-vested common stock were granted under the Plan as discussed in Note 5 above.

On September 18, 2008, the Company’s Board of Directors and Compensation Committee approved grants for the non executive directors of the Company. On September 18, 2008, 10,000 fully vested shares and 9,000 non vested common shares were granted to the non-executive directors. The non vested common shares will vest evenly over a three year period with the first vesting date being September 30, 2009.

14.  Segment information:

The table below presents information about the Company’s reportable segments as of September 30, 2008 and for the nine month period ended September 30, 2008. No comparatives are disclosed as the Company acquired control of Ocean Rig and entered into the two drillship construction contracts during 2008. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. All intra-segment balances/ transactions are eliminated in the preparation of the reportable segments.

	Drybulk carriers	Drilling Rigs	Total
Revenues from external customers	$730,954	$131,859	$862,813
Net income/(Loss)	653,712	2,376	656,088
Goodwill	-	692,610	692,610
Total Assets	$2,975,004	$2,216,342	$5,191,346

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Earnings per share:

Earnings per share have been calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if non vested common stock was vested. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions. For the purpose of calculating basic earnings per common stock, any non-vested shares are not considered outstanding until the time based vesting restriction has elapsed.

In addition, dividends declared during the period for non-vested common stock are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock are not deducted from net income as reported since such calculation assumes non vested common stock is fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non vested common stock is outstanding. The Company had no dilutive securities for the nine month period ended September 30, 2007. For the nine-month period ended September 30, 2008, the dilutive effect of the non-vested common stock outstanding under the Company’s 2008 Equity Incentive Plan is included in shares outstanding for purposes of computing diluted earnings per share.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	For the nine month period ended September 30,
	2007	2008
Net income	$283,891	$656,088
Less: Dividends declared during the period for non vested common stock	-	(527)
Net income available to common stockholders	$283,891	$655,561

Weighted average common shares outstanding, basic	35,490,097	41,029,206
Add: Dilutive effect of non-vested common stock	-	5,203
Weighted average common shares outstanding, diluted	35,490,097	41,034,409

Earnings per share, basic	$8.00	$15.98
Earnings per share, diluted	$8.00	$15.98

16.  Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.    Commitments and Contingencies- continued:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

  A contingent liability of $2,100 has been recognized, based on a claim from an investment bank. Maximum exposure to the claim is $24,000.

As of September 30, 2008, the Company has entered into separate memoranda of agreement and shipbuilding contracts to acquire 13 vessels and 2 drillships.

  The following table sets forth our contractual obligations and their maturity dates as of September 30, 2008:

Obligations	Total	1 year	2-3 years	4-5 years
Vessels
Shipbuilding contracts	53,200	36,575	16,625	-
Newbuilding purchases and vessel acquisitions	860,500	594,650	265,850	-

Drillships
Shipbuilding contracts	1,411,266	260,387	1,150,879	-

Total	2,324,966	891,612	1,433,354	-

17.    Subsequent Events:

a)
In October 2008, the Company entered into nine share purchase agreements with a related party, pursuant to which the Company will issue 19,431,840 shares in exchange for the shares of the single purpose companies owning the four Capesize drybulk carriers and five newbuildings.

b)
In October 2008, the Company issued 2,069,700 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3 ASR and related prospectus supplement. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $41,891.

c)	On October 15, 2008, the sale of the vessel Primera was subsequently cancelled and the advance of $9,000 was retained by the Company.

d)
The Company’s wholly-owned subsidiary, Primelead Shareholders Inc., entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings which owns two newbuilding advanced capability drillships for use in ultra-deep water drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of the Company’s manager, Cardiff Marine Inc, including Mr. George Economou. The drillships are to be constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The drillships are sister vessels to the two drillships ordered by us earlier in the year at Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.    Subsequent Events - continued:

The consideration payable to the sellers for these two ultra-deep water drillships will be in the form of newly issued shares of Primelead Limited Inc. The number of shares received by the sellers will be equal to 25% of all the then issued and outstanding shares of Primelead Shareholders Inc. common stock. In connection with the acquisition of these drillships, the Company is assuming installment payments totaling $1,088,234 and is assuming or has incurred total debt obligations of $252,280 as of September 30, 2008.

e)
The Eirik Raude has commenced the contract with Tullow Oil PLC with a minimum firm period of three years and will earn an average day rate of $637 over the term of the  contract while working offshore Ghana.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 5, 2008	By: /s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 934392 v8